SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 1)(1)


                                  HOWTEK, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   443209 10 1
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

-----------------------                                -------------------------
CUSIP No. 443209 10 1                 13G                      Page 2 of 5 Pages
-----------------------                                -------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Dr. Lawrence Howard
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)|_|
                                                                         (b)|_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
    NUMBER OF SHARES                  5         SOLE VOTING POWER
      BENEFICIALLY                              826,962 as of 12/31/98
        OWNED BY                    --------------------------------------------
          EACH                        6         SHARED VOTING POWER
         PERSON
        REPORTING                               -0-
          WITH                      --------------------------------------------
                                      7         SOLE DISPOSITIVE POWER
                                                826,962 as of 12/31/98
                                    --------------------------------------------
                                      8         SHARED DISPOSITIVE POWER

                                                -0-
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    826,962 as of 12/31/98
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.6%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 Pages


444151.1

Item 1(a).     Name of Issuer:

                    HOWTEK, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

                    21 Park Avenue
                    Hudson, NH 03051

Item 2(a).     Name of Persons Filing:

                    This Amendment no. 1 to Schedule 13G is filed on behalf of Dr. Lawrence Howard (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

                    c/o Hudson Partners, L.P.
                    660 Madison Avenue
                    14th Floor
                    New York, NY 10021

Item 2(c).     Citizenship:

                    The Reporting Person is a United States citizen.

Item 2(d).     Title of Class of Securities:

                    Common Stock

Item 2(e).     CUSIP Number:

                    443209 10 1

Item 3.        Type of Reporting Person:

                    (a) - (j): Not Applicable

                    This statement is being filed pursuant to Rule 13d-1(c).

Item 4.        Ownership:

                    (a)  Amount Beneficially Owned:

                         The Reporting Person beneficially owned 826,962 shares of Common Stock as of December 31, 1998, which amount included (i) 809,462 shares owned directly (of which 100,000 shares were issuable upon conversion of a $100,000 principal amount debt instrument of the Issuer the Reporting Person converted on December 31, 1998),
                         (ii) 8,500 shares owned by Kathryn Howard, a minor child of the Reporting Person; (iii) 8,500 shares owned by Genna


                                Page 3 of 5 Pages

                         Howard, a minor child of the Reporting Person; and (iv) 500 shares owned by Benjamin Howard, a minor child of the Reporting Person. The Reporting Person is deemed the beneficial owner of the 17,500 shares identified in
                         (ii), (iii) and (iv) above by reason of his relationship as the custodian of the shares owned of record by Kathryn Howard, Genna Howard and Benjamin Howard.

                    (b)  Percent of Class:

                         7.6% beneficially owned by the Reporting Person based upon 10,928,082 shares of Common Stock outstanding on December 31, 1998 (which amount includes 10,828,082 shares actually issued and 100,000 shares which the Reporting Person was entitled to receive from the Issuer on December 31, 1998 as a result of his conversion on such date of a $100,000 principal amount debt instrument of the Issuer).

                    (c) Number of shares as to which the Reporting Person has (as of December 31, 1998):

                         (i)  sole power to vote or to direct the vote:

                                            826,962

                         (ii)  shared power to vote or to direct the vote:

                                            -0-

                         (iii) sole power to dispose or to direct the
                               disposition of:

                                            826,962

                         (iv) shared power to dispose or to direct the disposition of:

                                            -0-

Items 5-9.          Not Applicable

Item 10. By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect to changing or influencing the control of the issuer of such securities and were not


                                Page 4 of 5 Pages
                    acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 1999



                                                   /s/ Dr. Lawrence Howard
                                                   -------------------------
                                                      DR. LAWRENCE HOWARD










                                Page 5 of 5 Pages